Exhibit 99.1

Ossen Innovation Regains Compliance with NASDAQ Capital Market Listing Requirements

SHANGHAI, September 7, 2016 /PRNewswire/ -- Ossen Innovation Co., Ltd. ("Ossen" or the "Company") (Nasdaq: OSN), a China-based manufacturer of an array of plain surface, rare earth and zinc coated pre-stressed steel materials, today announced that it received notice from The Nasdaq Stock Market LLC ("NASDAQ") that it has regained compliance with NASDAQ Marketplace Rule 5550(a)(2) (the "Rule"), which requires that the closing bid price per share of a listed company be at least $1.00 per share.

As previously announced, on September 17, 2015, NASDAQ notified the Company that the bid price of its American Depositary Shares (the "ADS's") had closed at less than $1.00 per share over the previous 30 consecutive business days and, as a result, the Company was not in compliance with the Rule. On March 17, 2016, NASDAQ notified the Company that the Company had until September 12, 2016 in which to regain compliance with the Rule.

On September 6, 2016, NASDAQ notified the Company that the closing bid price of the ADS's had been $1.00 per ADS or greater for more than 10 consecutive business days, from August 22, 2016 to September 2, 2016. Accordingly, the Company has regained compliance with the Rule.

About Ossen Innovation Co., Ltd.

Ossen Innovation Co., Ltd. manufactures and sells a wide variety of plain surface pre-stressed steel materials and rare earth coated and zinc coated pre-stressed steel materials. The Company's products are mainly used in the construction of bridges, as well as in highways and other infrastructure projects. Ossen has two manufacturing facilities located in Maanshan, Anhui Province, and Jiujiang, Jiangxi Province.

Safe Harbor Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on Form 20-F. All information provided in this press release is as of the date hereof. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:
Ossen Innovation Co., Ltd.
Feng Peng, Chief Financial Officer
Email: feng.peng@ossencorp.com
Phone: +86-21-6888-8886
Web: www.osseninnovation.com Investor Relations Weitian Group LLC Phone: +1-917-609-0333 Email: tina.xiao@weitian-ir.com